UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

X-Rite, Incorporated
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
983857103
(CUSIP Number)
Robert J. Kelly c/o Tinicum Lantern II L.L.C. 800 Third Avenue, 40th Floor New York, NY 10022 212-446-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒** ** The reporting persons making this filing hold an aggregate of 0 Shares.
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II Parellel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒** ** The reporting persons making this filing hold an aggregate of 0 Shares.
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒** ** The reporting persons making this filing hold an aggregate of 0 Shares.
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒** ** The reporting persons making this filing hold an aggregate of 0 Shares.
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 983857103

1	Names of Reporting Persons Terence M. O'Toole
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒** ** The reporting persons making this filing hold an aggregate of 0 Shares.
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 983857103

1	Names of Reporting Persons Eric M. Ruttenberg
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒** ** The reporting persons making this filing hold an aggregate of 0 Shares.
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 4, filed on behalf of the entities and persons listed below (collectively, the “Reporting Persons”):

(i)
Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the shares of common stock, par value $0.10 per share (the “Shares”) of X-Rite, Incorporated (the “Company”), held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (the “Parallel Fund”), with respect to the Shares held by it;

(iii)
Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (the “Executive Fund”, and together with TCP II and the Parallel Fund, the “Funds”), with respect to the Shares held by it;

(iv)
Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and the Parallel Fund and the managing member of the Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds;

(v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

(vi)
Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg”, and together with O’Toole, the “Individual Reporting Persons”), with respect to the Shares held by each of the Funds, amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 4, 2008, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on August 20, 2009, the Schedule 13D/A filed by the Reporting Persons with the SEC on November 2, 2009 and the Schedule 13D/A filed by the Reporting Persons with the SEC on April 12, 2012 (as amended, the “Schedule 13D”), relating to the Shares.  Capitalized terms not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

As a result of the consummation of Danaher Corporation’s tender offer for the Company’s outstanding Shares (the “Tender Offer”) and the subsequent merger of Danaher Corporation’s wholly-owned subsidiary, Termessos Acquisition Corp. (“Merger Sub”), with and into the Company (the “Merger”), no Reporting Person is a beneficial owner of any equity securities of the Company previously reported in the 13D Filing, and accordingly, this Amendment No. 4 constitutes an exit filing.

Item 5.             Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As a result of the completion of the Tender Offer by Merger Sub and the consummation of the Merger on May 15, 2012, the Reporting Persons no longer hold any securities of the Company.

(b)           As a result of the completion of the Tender Offer by Merger Sub and the consummation of the Merger on May 15, 2012, the Reporting Persons no longer hold any securities of the Company.

(c)           Except for the tender of Shares in the Tender Offer, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)           Not applicable.

(e)           As a result of the completion of the Tender Offer by Merger Sub and the consummation of the Merger on May 15, 2012, the Reporting Persons no longer hold any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2012

TINICUM LANTERN II L.L.C.,
On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and
TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
and as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg
By: Eric M. Ruttenberg, Managing Member

/s/ Terence M. O’Toole
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg
ERIC M. RUTTENBERG